UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

Completion of $17.2 million Financing

On July 6, 2020, the Company completed the sale of 21,500,000 share of common stock at $0.80 per share for gross proceeds of $17,200,000. The offering was made pursuant to a Securities Purchase Agreement (“SPA”) dated as of May 27, 2020, a copy of which form was filed as an exhibit to the Company’s Form 6-K filed on May 28, 2020. The sale was made to twenty-five (25) unaffiliated investors. Each investor signed a SPA which contained non-U.S. Person Representations pursuant to Regulation S under the Securities Act of 1933, as amended (the “Act”). There were no underwriters or placement agents involved in the transaction. Exemption from registration is claimed under Rule 903 of Regulation S under the Act based upon the representations and warranties in the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: July 7, 2020	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer

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